FOR IMMEDIATE RELEASE

 Contact:  Barbara Perlmutter               Jim Fingeroth
           Marsh & McLennan Cos.            Michael Freitag
           (212) 345-5585                   Kekst and Company
                                            (212) 521-4800


            MARSH & MCLENNAN COMPANIES, INC. RECOMMENDED CASH OFFERS
                             FOR SEDGWICK GROUP PLC
                     NOTICE TO HOLDERS OF CONVERTIBLE BONDS

 NEW YORK, NEW YORK, November 6, 1998 -- Marsh & McLennan Companies, Inc. today announced that in connection with its offer (the "Convertible Offer") to purchase all outstanding shares of Sedgwick Group plc and all outstanding Sedgwick 7.25 percent Convertible Bonds due 2008, Marsh & McLennan is today giving notice under the UK Companies Act 1985 of its desire to acquire compulsorily at the Convertible Offer price all of the Convertible Bonds not already tendered. As previously announced, Marsh & McLennan has already received valid acceptances for approximately 95.9 percent of the nominal value of the Sedgwick Convertible Bonds. Those Sedgwick bond holders who have not already done so may until further notice tender their bonds pursuant to the Convertible Offer, and the Offer Document and acceptance forms may be obtained from Bank of New York, 101 Barclay Street, New York, New York 10286.

 Marsh & McLennan noted that Sedgwick bond holders are entitled under the Companies Act to seek a court order within six weeks of November 6, 1998 that Marsh & McLennan is not entitled to acquire the Convertible Bonds or that different terms should apply to their acquisition.
 (more)

 Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This grou provides insurance and reinsurance broking services, risk consulting employee benefits consulting and related financial services from more tha 290 offices in 70 countries.

 Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 39,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.

                                 # # #

 J. P. Morgan; Donaldson, Lufkin & Jenrette; and Cazenove, which are regulated in the United Kingdom by the Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.